DRAGONEER GROWTH OPPORTUNITIES CORP. II

One Letterman Drive

Building D, Suite M500

San Francisco, CA 94129

October 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

                 Jan Woo

Re:	Dragoneer Growth Opportunities Corp. II

Registration Statement on Form S-4

File No. 333- 259894

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dragoneer Growth Opportunities Corp. II, a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement as soon as practicable and, in any event, by 4:00 p.m., Eastern Time on October 29, 2021 or as soon thereafter as practicable.

Please contact Thomas Holden, of Ropes & Gray LLP, counsel to the Company, at (415)-315-2355, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Pat Robertson
Pat Robertson
President and Chief Operating Officer